PROSPECTUS SUPPLEMENT (To Prospectus dated December 22, 2015)	Filed pursuant to Rule 424(b)(7) Registration No. 333-208717
5,258,433
Common Shares

This prospectus supplement updates the prospectus and prospectus supplement of Gramercy Property Trust, a Maryland real estate investment trust, dated December 22, 2015, relating to the resale from time to time of up to 5,258,433 of our common shares of beneficial interest, $0.01 par value per share (adjusted for the effect of the 1-for-3 reverse share split of our common shares effective on December 30, 2016), that may be issued upon the exchange of $115,000,000 aggregate principal amount of 3.75% Exchangeable Senior Notes due 2019 of GPT Property Trust LP, a Delaware limited partnership.
You should read this prospectus supplement in conjunction with the prospectus and all previous supplements. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus.
The following table sets forth information, as of September 11, 2017, with respect to the selling shareholders and the maximum number of resale shares that could become beneficially owned by each selling shareholder should we issue common shares to such selling shareholder that may be offered pursuant to this prospectus supplement upon the exchange of the notes. The information is based on information provided by or on behalf of the selling shareholders. The selling shareholders may offer all, some or none of the resale shares. The number of resale shares shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the exchange rate of 45.7255 common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. The exchange rate on the notes is subject to adjustment upon the occurrence of certain events. Accordingly, the maximum number of common shares issuable upon the exchange of the notes may increase or decrease from time to time. The percentage of common shares beneficially owned following the exchange is based on 151,916,340 common shares issued and outstanding as of September 8, 2017.
Based on information provided to us by the selling shareholders and as of the date the same was provided to us, assuming that the selling shareholders sell all the resale shares and do not acquire any additional shares during the offering, the selling shareholders will not own any shares other than those appearing in the column entitled “Common Shares Owned After Resale.” We cannot advise as to whether the selling shareholders will in fact sell any or all of such shares. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), after the date on which they provided the information set forth in the table below.
With respect to the information presented concerning the selling shareholders listed in the table below, we have not conducted any independent inquiry or investigation to ascertain that information and have relied on written questionnaires furnished to us by the selling shareholders for the express purpose of including that information in a registration statement for the registration of the resale shares.

Selling Shareholder Name	Common Shares Owned Prior to the Exchange	Maximum Number of Common Shares Issuable Upon Exchange(1)	Common Shares Owned Following the Exchange(1)(2)		Number of Common Shares Offered	Common Shares Owned After Resale(2)(3)
			Number	%		Number(3)%
Blackwell Partners LLC Series B(4)	0	160,039	160,039	*	160,039	0	*
LMAP Kappa Limited(5)	0	164,611	164,611	*	164,611	0	*
Silverback Opportunistic Credit Master Fund Limited(6)	0	132,603	132,603	*	132,603	0	*
Basso Holdings Ltd.(7)	0	332,835	332,835	*	332,835	0	*
CSS, LLC(8)	0	114,313	114,313	*	114,313	0	*
Unnamed shareholders or any future transferees, pledgees, donees or successors of or from such unnamed shareholders(9)		4,354,032			4,354,032
Total		5,258,433			5,258,433

*	Less than one percent of the outstanding common shares.

(1)
The percentage ownership is determined for each selling shareholder by taking into account the issuance and sale of our common shares issued in exchange for the notes of only such selling shareholder. Amounts also assume that no transactions with respect to our common shares or the notes occur other than the exchange.

(2)	Amounts assume that all of the notes are exchanged for our common shares.

(3)
Amounts assume the selling shareholders sell all of the common shares being offered by this prospectus supplement. The percentage is calculated assuming that each selling shareholder sells all of the shares offered by this prospectus supplement. It is difficult to estimate with any degree of certainty the amount and percentage of common shares that would be held by each selling shareholder after completion of the offering.

(4)
Silverback Asset Management, LLC (“Silverback”) is the investment advisor of Blackwell Partners LLC – Series B (“Blackwell”). Elliott Bossen, Chief Investment Officer of Silverback, or his designees, has the power to direct the voting and disposition of the securities held by Blackwell.

(5)
Silverback is the investment advisor of LMAP Kappa Limited (“LMAP”). Elliott Bossen, Chief Investment Officer of Silverback, or his designees, has the power to direct the voting and disposition of the securities held by LMAP.

(6)
Silverback is the investment advisor of Silverback Opportunistic Credit Master Fund Limited (“Opportunistic”). Elliott Bossen, Chief Investment Officer of Silverback, or his designees, has the power to direct the voting and disposition of the securities held by Opportunistic.

(7)
Basso Capital Management, L.P. (“Basso”) is the investment manager of Basso Holdings Ltd. (the “Fund”). Howard Fischer is a managing member of Basso GP LLC, an entity which is the general partner of Basso. Mr. Fischer and other managing members have ultimate responsibility for trading with respect to the Fund.

(8)
Nicholas D. Schoewe and Clayton A. Struve have voting and dispositive authority over the shares held by CSS, LLC. CSS, LLC indicated that it is a registered broker-dealer. CSS, LLC has represented that it acquired its securities in the ordinary course of business for investment purposes and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that CSS, LLC did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(9)	We will identify additional selling shareholders, if any, by prospectus supplement before they may offer or sell their securities as and when required.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 3 of the prospectus and the risk factors incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 11, 2017.